SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: October 26, 2017

	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Fourth Quarter and Full Year Fiscal 2017 Results

•	Third consecutive quarter of subscriber growth

•	Consumer net gain of 25,000 in fiscal 2017 as compared to a loss of 170,000 in fiscal 2016

•	Strong growth in Internet and turnaround in cable Video subscribers

•	Continued strong Wireless performance

•	Subscriber +41,000 in the fourth quarter and +103,000 in fiscal 2017

•	Fourth quarter Wireless revenue and operating income before restructuring costs and amortization up 16% and 11%, respectively

Calgary, Alberta (October 26, 2017) – Shaw Communications Inc. today announced its unaudited consolidated financial and operating results for the fourth quarter and year ended August 31, 2017. Revenue from continuing operations of $1.24 billion for the quarter and $4.88 billion for the year increased by 2.6% and 8.1%, respectively, over the comparable periods in fiscal 2016. Operating income before restructuring costs and amortization1 of $479 million for the fourth quarter and $2.0 billion for the year decreased 6.8% and increased 1.0%, respectively, over the comparable periods in fiscal 2016.

Chief Executive Officer, Brad Shaw said, “Looking back on fiscal 2017, we set out to change the trajectory of our Consumer subscriber performance and we are delighted with the results. We invested purposefully to enable this performance and all the while I am pleased to report that our full year financial results met our guidance commitments. We are in the early stages of our journey and I am excited with the progress we made in fiscal 2017. We are executing our strategic initiatives and in the year we continued to optimize our mix of core assets with the sale of ViaWest and the acquisition of 700 MHz and 2500 MHz spectrum licences in our core markets, which will enable a richer customer experience over time.”

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 103,000 revenue generating units (“RGUs”) in the year and 41,000 in the quarter. An expanded handset lineup, simplified packaging and pricing on the new LTE-Advanced network, and targeted seasonal promotional activity helped drive sequential and year-over-year subscriber growth. The LTE-Advanced network deployment is now complete.

Mr. Shaw continued, “We are very pleased with the trajectory and progress of our Wireless division. Revenues for the full year exceeded $600 million highlighted by a 16% year-over-year increase in the second half of fiscal 2017 and by consistent subscriber growth throughout the year. Today we announced another significant step forward as we deploy some of our recently acquired spectrum to give hundreds of thousands of customers access to increased LTE data speeds while making the vast majority of existing LTE devices compatible with Freedom Mobile’s LTE-Advanced network.”

In its core Wireline business, Shaw successfully shifted to growth delivering a year-over-year turnaround in overall subscriber trends, including five consecutive quarters of robust net gains in Internet subscribers. The Consumer division added a net 25,000 RGUs in the year (21,000 in the quarter) representing a substantial turnaround over the 170,000 RGU loss in fiscal 2016. Net gains in the year included the addition of 73,000 Internet RGUs, partially offset by net losses in phone of 31,000 and 17,000 in satellite Video RGUs. Cable Video RGU performance also contributed heavily to the Consumer division’s overall RGU performance. Net positive cable Video adds in fiscal 2017 represented a significant improvement over the 93,000 of losses in fiscal 2016.

“Our successful reversal of subscriber trends has been led by WideOpen Internet 150 and compelling bundle and value plan offerings across our product lines. We have taken a segmented view of the market, and achieved our fair share of cable Video subscribers, supported by the launch of BlueSky TV,” said Mr. Shaw.

WideOpen Internet 150 transformed the marketplace by offering significantly faster speeds at affordable prices, and is now available with the added benefit of unlimited data. BlueSky TV is a truly revolutionary viewing experience featuring “TV you can talk to” and most recently, Shaw introduced the integration of Netflix into BlueSky TV’s interface, a significant milestone in Shaw’s next generation Video roadmap. BlueSky TV customers who subscribe to Netflix can now watch Netflix content as easily as they watch live TV, and with BlueSky TV’s voice remote, they can access all of their favourite Netflix or live TV programming in one place.

Selected Financial Highlights

	Three months ended August 31,				Year ended August 31,
(millions of Canadian dollars except per share amounts)	2017	2016	Change %		2017	2016	Change %
Revenue	1,244	1,212	2.6		4,882	4,518	8.1
Operating income before restructuring costs and amortization [1]	479	514	(6.8)		1,997	1,978	1.0
Operating margin [1]	38.5%	42.4%	(3.9	)pts	40.9%	43.8%	(2.9	)pts
Free cash flow [1]	2	9	(77.8)		438	482	(9.1)
Net income from continuing operations	149	145			557	487
Net income from discontinued operations, net of tax	332	9			294	753
Net income	481	154			851	1,240
Basic earnings per share	0.97	0.31			1.72	2.51
Diluted earnings per share	0.96	0.31			1.71	2.51

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures in the accompanying MD&A.”

Shaw delivered full year financial results that met its revised guidance. Fiscal 2017 operating income before restructuring costs and amortization of $1,997 million, capital investments of $1,225 million and free cash flow of $438 million were all in line with revised guidance, after adjusting for the sale of ViaWest, Inc. that closed on August 1, 2017.

Operating income before restructuring costs and amortization for the three and twelve month periods of $479 million and $1,997 million, respectively, compared to $514 million and $1,978 million in fiscal 2016. Fiscal 2017 improved 1.0% over fiscal 2016 driven primarily by the Wireless division contributing $133 million over the twelve-month period as compared to $59 million in fiscal 2016 over the six-month period following the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016. The added contribution from Wireless was offset partially by reductions in operating income before restructuring costs and amortization from the Consumer division. In the fourth quarter of fiscal 2017, operating income before restructuring costs and amortization in the amount of $479 million was 6.8% lower than prior year. In keeping with our fiscal 2017 strategic objectives, the decline related primarily to an elevated level of promotional activity and marketing investments in our Consumer division, coupled with higher programming costs.

Free cash flow for the three and twelve month periods of $2 million and $438 million, respectively, compared to $9 million and $482 million in fiscal 2016. The annual decrease in free cash flow was largely due to higher planned capital expenditures and by the loss of free cash flow generated in the prior year by the former Media division which was sold on April 1, 2016, partially offset by lower cash taxes and higher dividends from equity accounted associates.

Net income for the three and twelve month periods of $481 million and $851 million, respectively, compared to $154 million and $1.24 billion in fiscal 2016. The increase in the quarter reflects a $330 million gain on the sale of ViaWest Inc. On a full year basis, net income was lower primarily due to higher net income from discontinued operations in fiscal 2016, including the gain on the sale of the former Media division, partially offset by higher non-operating gains in fiscal 2017.

Mr. Shaw continued, “Our focus as we embark on fiscal 2018 is to execute on and invest in our strategic agenda of building a best-in-class converged network, with particular focus in our key markets. This includes investing in enabling the recently acquired 700 MHz and 2500 MHz spectrum, leveraging the strength of our wireline infrastructure and continuing our targeted investments in fibre. In addition, our capital investments will support the continued evolution of our X1 product roadmap and enhanced back office capabilities. Regarding the fiscal 2018 operating plan, our focus reflects balanced growth in both operating income before restructuring costs and amortization, and subscribers. Further, we will continue the pursuit of securing ongoing operational efficiencies within our business.”

Shaw is introducing its fiscal 2018 guidance, which includes consolidated operating income before restructuring costs and amortization growing to approximately $2.1 billion – an increase of approximately 5% over fiscal 2017; capital investments of approximately $1.38 billion; and free cash flow of approximately $375 million. We expect the majority of the growth in consolidated operating income before restructuring costs and amortization to occur in the back half of the fiscal year.

“As our customers spend more of their time in a digital environment, we are committed to meeting their demands and expectations for an always-on, seamless connectivity experience through the creation of a robust, best-in-class converged network. Our long-term growth-oriented strategy is built with our customers’ needs at the heart of every decision we make and every point of execution is designed to serve the future connectivity needs of Canadians. We have the financial resources and balance sheet strength to continue to purposefully invest with the view to delighting our customers and delivering value for all our stakeholders,” Mr. Shaw said.

Mr. Shaw concluded, “We are focused on consistent and successful execution of our strategic plan. I would like to personally thank our 14,000 dedicated employees who have worked tirelessly to deliver an exceptional customer experience on our leading integrated network. Shaw’s business performance, coupled with the recent optimizing of our core asset mix, showcase an unwavering commitment to our growth strategy.”

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, Video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, and Video services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and twelve months ended August 31, 2017

October 26, 2017

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated October 26, 2017, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended August 31, 2017 and the 2016 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2016 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;

•	asset acquisitions and dispositions;

•	cost efficiencies;

•	financial guidance for future performance;

•	business and technology strategies and measures to implement strategies;

•	statements about the Company’s equity investments, joint ventures and partnership arrangements

•	competitive strengths;

•	expected growth in subscribers and the products/services to which they subscribe;

•	cos of acquiring and retaining subscribers and deployment of new services; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

Shaw Communications Inc.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to:

•	general economic conditions;

•	interest;

•	income tax and exchange rates;

•	technology deployment;

•	subscriber growth;

•	pricing, usage and churn rates;

•	availability of devices;

•	content and equipment costs;

•	industry structure;

•	conditions and stability;

•	government regulation;

•	the completion of any pending transactions; and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	general economic, market and business conditions;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	the Company’s ability to execute its strategic plans and capital projects;

•	the Company’s ability to close any transactions;

•	the Company’s ability to achieve cost efficiencies;

•	technology, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Known events, trends, risks and uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

Shaw Communications Inc.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

Strategic update

Our focus is connecting customers to the world through a best-in-class seamless connectivity experience and delivering long term sustainable growth for our shareholders. We are in the early stages of our journey and thrilled with the progress we made in fiscal 2017.    We are executing our strategic initiatives and in the year continued to optimize our mix of core assets with the sale of ViaWest, Inc. and the acquisition of 700 MHz and 2500 MHz spectrum licences in our core markets which will enable a richer customer experience over time. In fiscal 2017, we also set out to change the trajectory of our Consumer subscriber performance and achieved the desired results. We invested purposefully to enable this performance and all the while met our full year financial guidance commitments.

Fiscal 2017 performance

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 103,000 revenue generating units (“RGUs”) in the year and 41,000 in the quarter. An expanded handset lineup, simplified packaging and pricing on the new LTE-Advanced network, and targeted seasonal promotional activity helped drive sequential and year-over-year subscriber growth. We continued to improve our network performance with the rollout of Freedom Mobile’s LTE-Advanced network to all our existing markets, on schedule and on budget, as of the end of fiscal 2017.

Furthermore, the deployment of Freedom Mobile’s recently acquired 2500 MHz spectrum and refarming of a portion of its existing AWS-1 spectrum will enhance its customers’ access to LTE data speeds. The work is already underway and expected to be completed through fiscal 2018. These network upgrades will make it easier for Canadians to bring their own devices to Freedom Mobile and enjoy the full benefit of our LTE –Advanced network. In particular, these enhancements will improve Freedom Mobile’s LTE-Advanced network performance, especially in dense urban areas.

In our Wireline business, we successfully shifted to growth delivering a year-over-year turnaround in overall subscriber trends, including five consecutive quarters of robust net gains in Internet subscribers. The Consumer division added a net 25,000 RGUs in the year (21,000 in the quarter) representing a substantial turnaround over the 170,000 RGU loss in fiscal 2016. Net positive cable Video adds in fiscal 2017 represented a significant improvement over the 93,000 of losses in fiscal 2016.

Looking ahead to fiscal 2018

Our focus as we embark on fiscal 2018 is to execute on and invest in our strategic agenda of building a best-in-class converged network, with particular focus in our key markets. This includes investing to enable the recently acquired 700MHz and 2500MHz spectrum, leveraging the strength of our wireline infrastructure and continuing our targeted investments in fibre. In addition, our capital investments will support the continued evolution of our X1 product roadmap and enhanced back office capabilities. Our fiscal 2018 operating plan reflects a focus on balanced growth in both operating income before restructuring costs and amortization, and subscribers. Further, we will continue the pursuit of securing ongoing operational efficiencies within our business.

As our customers spend more of their time in a digital environment, we are committed to meeting their demands and expectations for an always-on, seamless connectivity experience through the creation of a robust, best-in-class converged network. Our long-term growth-oriented strategy is built with our

Shaw Communications Inc.

customers’ needs at the heart of every decision we make and every point of execution is designed to serve the future connectivity needs of Canadians. We have the financial resources and balance sheet strength to continue to purposefully invest with the view to delighting our customers and delivering value for all our stakeholders while maintaining our commitment to investment grade.

Shaw’s world-class converged network

Shaw’s wireline broadband network strategy provides flexibility, cost efficiency and a speed advantage that continues to support the success of its Internet offerings, including WideOpen Internet 150, the fastest widely available Internet speed provided in nearly every neighborhood across Shaw’s wireline footprint now available with the added benefit of unlimited data. The combination of the WideOpen Internet 150 offering with the tremendous value and pricing stability offered through value plans has had a positive impact on customer retention.

Shaw’s wireline and wireless network roadmap continued to progress in the year. At the end of fiscal 2017, DOCSIS 3.1 ready infrastructure was running in Shaw’s major systems. All remaining systems are expected to be running DOCSIS 3.1 ready infrastructure by the end of fiscal 2018. Our next generation mobile wireless network upgrade, LTE-Advanced, was completed in fiscal 2017 and available to customers in Ontario, Alberta and British Columbia. LTE-Advanced is the latest standard of cellular technologies available in the marketplace today.

Global technology leader

BlueSky TV is available everywhere Shaw offers cable Video. Western Canadians are now able to enjoy a revolutionary TV experience made possible by Shaw’s strategic partnership with Comcast. The Company’s partnerships with global technology leaders, such as Comcast, will allow it to continue to access leading-edge technology in the global communications industry.

The BlueSky TV experience is more than just a new guide and set-top-box, it is an elegant system that listens, learns and curates content to provide an exceptional viewing experience. Most recently, Shaw introduced the integration of Netflix into BlueSky TV’s interface, a significant milestone in Shaw’s next generation Video roadmap. Available only from Shaw, BlueSky TV customers who subscribe to Netflix can now watch Netflix content as easily as they watch live TV, and with BlueSky TV’s voice remote, they can access all of their favourite Netflix or live TV programming in one place.

We are optimistic that BlueSky TV combined with WideOpen 150 and flexible TV packages will provide a compelling reason for consumers to switch and stay with Shaw.

Shaw Communications Inc.

Selected financial and operational highlights

Basis of presentation

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”), previously reported under the Business Infrastructure Services division, to an external party.

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services (“BNS”) segment, to an external party. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended August 31, 2017. The transaction closed on September 15, 2017, subsequent to the reporting period.

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus Entertainment Inc.

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division, Shaw Tracking business (an operating segment within the Business Network Services divison) and Media division are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Business Network Services segment. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended August 31,			Year ended August 31
(millions of Canadian dollars except per share amounts)	2017	2016	Change %	2017	2016	Change %
Operations:
Revenue	1,244	1,212	2.6	4,882	4,518	8.1
Operating income before restructuring costs and amortization (1)	479	514	(6.8)	1,997	1,978	1.0
Operating margin (1)	38.5%	42.4%	(3.9pts )	40.9%	43.8%	(2.9pts )
Net income from continuing operations	149	145	2.8	557	487	14.4
Income (loss) from discontinued operations, net of tax	332	9		294	753
Net income	481	154	>100.0	851	1,240	(31.4)
Per share data:
Basic earnings per share
Continuing operations	0.30	0.29		1.12	0.99
Discontinued operations	0.67	0.02		0.60	1.52

	0.97	0.31		1.72	2.51

Diluted earnings per share
Continuing operations	0.30	0.29		1.11	0.99
Discontinued operations	0.66	0.02		0.60	1.52

	0.96	0.31		1.71	2.51

Weighted average participating shares outstanding during period (millions)	495	485		491	480
Funds flow from continuing operations (2)	382	345	10.7	1,530	1,388	10.2
Free cash flow(1)	2	9	(77.8)	438	482	(9.1)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change		Change
			Three months ended		Year ended
	August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016
Consumer
Video – Cable	1,671,277	1,671,059	7,567	(22,171)	218	(93,464)
Video – Satellite	773,542	790,574	(3,283)	(6,332)	(17,032)	(21,414)
Internet	1,861,009	1,787,642	22,045	10,341	73,367	15,349
Phone	925,531	956,763	(4,535)	(18,942)	(31,232)	(70,503)

Total Consumer	5,231,359	5,206,038	21,794	(37,104)	25,321	(170,032)

Business Network Services
Video – Cable	51,039	61,153	(2,483)	(1,602)	(10,114)	(16,556)
Video – Satellite	31,535	30,994	544	(448)	541	(441)
Internet	170,644	179,867	(2,065)	1,723	(9,223)	(381)
Phone	327,199	301,328	7,562	5,848	25,871	16,543

Total Business Network Services	580,417	573,342	3,558	5,521	7,075	(835)

Wireless
Postpaid	764,091	667,028	29,089	27,031	97,063	667,028
Prepaid	383,082	376,260	11,925	12,788	6,822	376,260

Total Wireless	1,147,173	1,043,288	41,014	39,819	103,885	1,043,288

Total Subscribers	6,958,949	6,822,668	66,366	8,236	136,281	872,421

In the quarter, the Company continued its momentum of improving subscriber trends with consolidated RGU net gains of 66,366 and 136,281 for the full fiscal year highlighted by a second consecutive quarter of cable Video RGU growth and a year-over-year turnaround in overall RGU trends, including five consecutive quarters of robust net gains in Internet RGUs.

Shaw successfully shifted its core wireline business to growth. The Consumer division added a net 25,321 RGUs in the year representing a substantial turnaround over the 170,032 RGU loss in fiscal 2016. Net gains in the year included the addition of 73,367 Internet RGUs partially offset by net losses in phone of 31,232 and 17,032 in satellite Video RGUs.

In the quarter, the Consumer division added 21,794 RGUs as compared to the 37,104 RGU loss in the fourth quarter of fiscal 2016. Net gains in the quarter included the addition of 22,045 Internet RGUs, 7,567 cable Video RGUs partially offset by net losses in phone of 4,535 and 3,283 in satellite Video RGUs. The successful reversal of subscriber trends has been led by WideOpen Internet 150, our Video portfolio led by BlueSky TV, and compelling bundle and value plan offerings across all product lines.

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 103,885 RGUs in the year and 41,014 in the quarter. An expanded handset lineup, simplified packaging and pricing on the new LTE-Advanced network, and targeted seasonal promotional activity helped drive sequential and year-over-year subscriber growth while collectively contributing to the compelling value proposition of Freedom Mobile’s offering to thousands of value-conscious Canadians.

Overview

Shaw delivered full year fiscal 2017 financial results that met its revised guidance. Operating income before restructuring costs and amortization of $1,997 million in fiscal 2017 was within the target range of $1,989—$2,014 million after adjusting for discontinued operations ($2,135—$2,160 million before adjustments for discontinued operations). Capital investments, adjusted to exclude capital investments from discontinued operations, of $1,225 million were in line with revised guidance of $1,236 million ($1,350 million before adjustments for discontinued operations) and free cash flow of $438 million

Shaw Communications Inc.

exceeded the target of $400 million. For further discussion of divisional performance see “Discussion of operations.”

Highlights of the fourth quarter and fiscal 2017 financial results are as follows:

Revenue

Revenue for the fourth quarter of $1.24 billion increased $32 million or 2.6% from $1.21 billion for the fourth quarter of 2016, highlighted by the following:

•	The year-over-year improvement in revenue was primarily due to growth in the Wireless division, contributing an incremental $24 million or 16.2% in revenue driven by higher postpaid and prepaid RGUs, increased handset sales and improved average revenue per unit (“ARPU”).

•	The Business Network Services division contributed $9 million to the consolidated revenue improvements for the quarter driven primarily by customer growth.

•	Consumer division revenue for the period was materially flat compared to the fourth quarter of fiscal 2016, reflecting higher RGUs and rate increases fully offset by elevated promotional activity and Video product mix.

Compared to the third quarter of fiscal 2017, consolidated revenue for the quarter increased 2.3% or by $28 million. The increase in revenue over the prior quarter relates primarily to growth in the Wireless division driven by higher handset sales, added RGUs and slightly higher ARPU.

Revenue for the twelve-month period of $4.88 billion increased $364 million or 8.1% from $4.52 billion for the comparable period in fiscal 2016, highlighted by the following:

•	The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $605 million for the twelve-month period in fiscal 2017 as compared to $280 million in the six-month period for fiscal 2016 following the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016.

•	Excluding the results of the Wireless division, revenue for the twelve-month period from the combined Consumer and Business Network Services divisions was up $34 million or 0.8%. Customer acquisition was the primary driver of revenue growth in the Business Network Services division. The Consumer division’s revenue was comparable to the prior year reflecting the impact of rate increases offset fully by elevated promotional activity and Video product mix.

Operating income before restructuring costs and amortization

Fourth quarter operating income before restructuring costs and amortization of $479 million decreased by $35 million or 6.8% from $514 million for the fourth quarter of 2016, highlighted by the following:

The combined year-over-year improvement from the Wireless and Business Network Services divisions of $9 million was more than fully offset by $44 million or 10.5% decrease from the Consumer division. In keeping with our fiscal 2017 strategic objectives, the decline in the Consumer division related primarily to elevated level of promotional activity and marketing investments, coupled with higher programming costs.

Compared to the third quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was down $32 million or 6.3% driven by decreases in the Consumer division, the result of higher programming costs, planned marketing investments, and in the Wireless division, commercial costs associated with onboarding new subscribers.

For the twelve-month period, operating income before restructuring costs and amortization of $2.0 billion increased $19 million or 1.0% from $1.98 billion for the comparable period, highlighted by the following:

Shaw Communications Inc.

•	The year-over-year improvement was primarily due to the Wireless division contributing $133 million over the twelve-month period as compared to $59 million in fiscal 2016 over the six-month period following the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016.

•	The operating income before restructuring costs and amortization increase of $29 million for the twelve-month period in the Business Network Services division was more than fully offset by an $84 million decrease in the Consumer division. Rate increases and RGU growth led by Internet were more than fully offset by elevated promotional activity and Video product mix in addition to an increase in programming costs and higher planned marketing costs.

Free cash flow

Free cash flow in the quarter of $2 million decreased $7 million from $9 million in the fourth quarter of 2016, highlighted by the following:

•	Free cash flow decreased slightly in the quarter due to lower operating income before restructuring costs and amortization of $35 million and $61 million of higher planned capital expenditures nearly fully offset by $32 million lower cash taxes, $28 million higher free cash flow from discontinued operations and $24 million of lower pension funding.

For the twelve-month period, free cash flow of $438 million decreased $44 million from $482 million in fiscal 2016, highlighted by the following:

•	The year-to-date decrease in free cash flow was largely due to higher planned capital expenditures and by the loss of free cash flow generated in the prior year by the former Media division, which was sold on April 1, 2016, partially offset by lower cash taxes and higher dividends from equity accounted associates.

Net income

Net income of $481 million and $851 million for the three and twelve months ended August 31, 2017, respectively, compared to $154 million and $1.24 billion for the same periods in fiscal 2016. The changes in net income are outlined in the following table.

	August 31, 2017 net income compared to:
	Three months ended		Year ended
(millions of Canadian dollars)	May 31, 2017	August 31, 2016	August 31, 2016
Increased (decreased) operating income before restructuring costs and amortization (1)	(32)	(35)	19
Decreased (increased) restructuring costs	42	1	(31)
Increased amortization	(9)	(23)	(103)
Decreased interest expense	1	1	10
Increased (decreased) equity income of an associate or joint venture	(15)	11	134
Change in net other gains/losses and other costs (2)	9	44	53
Decreased (increased) income taxes	(11)	5	(12)
Increased (decreased) income from discontinued operations, net of tax	363	323	(459)

	348	327	(389)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net other costs includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income.

Change in net other costs and revenue in the fourth quarter had a $9 million favourable impact on net income compared to the third quarter of fiscal 2017 primarily due to the impact of realized and unrealized foreign exchange gains.

Shaw Communications Inc.

Change in net other costs and revenue in the fourth quarter had a $44 million favourable impact on net income compared to the fourth quarter of fiscal 2016 primarily due to a decrease in year-over-year non-operating costs including the following: i) prior year write-down of assets of $9 million, ii) prior year loss of $5 million on disposal of a private portfolio investment, and iii) prior year write-down of $4 million in respect of a private portfolio investment. Also, in the current quarter, the company recorded a $10 million provision reversal related to the wind down of shomi and a $11 million gain on foreign exchange.

Outlook

Shaw’s focus in fiscal 2018 is to execute on and invest in its strategic agenda of building a best-in-class converged network, with particular focus in its key markets. This includes investing to enable the recently acquired 700MHz and 2500MHz spectrum, leveraging the strength of its wireline infrastructure and continue its targeted investments in fibre. In addition, Shaw’s capital investments will support the continued evolution of the X1 product roadmap and enhanced back office capabilities. The Company’s fiscal 2018 operating plan reflects a focus on balanced growth in both operating income before restructuring costs and amortization and subscribers while continuing the pursuit of securing ongoing operational efficiencies within the business.

Shaw is introducing its fiscal 2018 guidance, which includes consolidated operating income before restructuring costs and amortization growing to approximately $2.1 billion, an increase of approximately 5% over fiscal 2017; capital investments of approximately $1.38 billion; and free cash flow of approximately $375 million. The majority of the growth in consolidated operating income before restructuring costs and amortization is expected to occur in the back half of the fiscal year.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Operating income from continuing operations	232	289	999	1,115
Add back (deduct):
Restructuring costs	—	1	54	23
Amortization:
Deferred equipment revenue	(9)	(11)	(38)	(52)
Deferred equipment costs	30	32	122	139
Property, plant and equipment, intangibles and other	226	203	860	753

Operating income before restructuring costs and amortization	479	514	1,997	1,978

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended August 31,				Year ended August 31,
	2017	2016	Change %		2017	2016	Change %
Consumer	39.9%	44.6%	(4.7pts	)	42.2%	44.4%	(2.2pts	)
Business Network Services	51.1%	50.8%	0.3pts		50.7%	48.9%	1.8pts
Wireless	19.2%	19.6%	(0.4pts	)	22.0%	21.0%	1.0pts

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Income from discontinued operations, net of tax	332	9	294	753
Add back (deduct):
Gain on divestiture, net of tax	(330)	(10)	(330)	(625)
Income taxes	2	(4)	(4)	49
Interest on long-term debt	6	8	32	33
Amortization:
Property, plant and equipment, intangibles and other	4	30	101	129
Other non-operating items	14	2	47	26

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	28	35	140	365

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and separately for Wireless. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), interest, cash taxes paid or payable, program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue
Consumer	937	938	(0.1)	3,747	3,752	(0.1)
Business Network Services	141	132	6.8	554	515	7.6
Wireless	172	148	16.2	605	280	116.1

	1,250	1,218	2.6	4,906	4,547	7.9
Intersegment eliminations	(6)	(6)	—	(24)	(29)	(17.2)

	1,244	1,212	2.6	4,882	4,518	8.1

Operating income before restructuring costs and amortization (1)
Consumer	374	418	(10.5)	1,583	1,667	(5.0)
Business Network Services	72	67	7.5	281	252	11.5
Wireless	33	29	13.8	133	59	125.4

	479	514	(6.8)	1,997	1,978	1.0

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	319	267	19.5	970	928	4.5
Wireless	79	70	12.9	255	121	110.7

	398	337	18.1	1,225	1,049	16.8

Free cash flow before the following	81	177	(54.2)	772	929	(16.9)
Less:
Interest	(63)	(64)	(1.6)	(256)	(267)	(4.1)
Cash taxes	(44)	(76)	(42.1)	(183)	(263)	(30.4)
Other adjustments:
Dividends from equity accounted associates	23	21	9.5	88	34	158.8
Non-cash share-based compensation	1	1	—	3	3	—
Pension adjustment	—	(24)	(100.0)	8	(40)	(120.0)
Customer equipment financing	2	1	100.0	8	8	—
Preferred share dividends	(2)	(3)	(33.3)	(8)	(13)	(38.5)

Free cash flow from continuing operations	(2)	33	(106.1)	432	391	10.5

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	28	35	(20.0)	140	365	(61.6)
Less:
Capital expenditures	(17)	(49)	(65.3)	(99)	(147)	(32.7)
Interest	(6)	(8)	(25.0)	(33)	(32)	3.1
Cash taxes	(1)	(2)	(50.0)	(2)	(29)	(93.1)
Program Rights	—	—	—	—	(33)	(100.0)
CRTC benefit obligation funding	—	—	—	—	(11)	(100.0)
Non-controlling interests	—	—	—	—	(20)	(100.0)
Pension adjustment	—	—	—	—	(2)	(100.0)

Free cash flow from discontinued operations	4	(24)	116.7	6	91	(93.4)

Free cash flow	2	9	(77.8)	438	482	(9.1)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Consumer

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue	937	938	(0.1)	3,747	3,752	(0.1)
Operating income before restructuring costs and amortization (1)	374	418	(10.5)	1,583	1,667	(5.0)

Operating margin (1)	39.9%	44.6%	(4.7pts )	42.2%	44.4%	(2.2pts )

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

Consumer RGUs in the fourth quarter increased by 21,794, a substantial improvement over the 37,104 RGU loss in the fourth quarter of fiscal 2016. The successful reversal of subscriber trends has been led by WideOpen Internet 150, our cable Video portfolio led by BlueSky TV, and compelling bundle and value plan offerings across all product lines.

Revenue highlights include:

•	Consumer revenue for the fourth quarter of fiscal 2017 decreased slightly by 0.1% compared to the fourth quarter of fiscal 2016. Higher revenue generated by August 2017 rate increases and incremental RGUs were fully offset by the impact of overall year-over-year reductions to phone and satellite Video RGUs, elevated promotional activity and Video product mix.

•	As compared to the third quarter of fiscal 2017, the current quarter revenue increased $7 million or 0.8%. The quarter-over-quarter increase was primarily due to the impact of August 2017 rate increases.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization for the quarter of $374 million was down 10.5% or $44 million from $418 million in the fourth quarter of fiscal 2016. Higher revenue from August 2017 rate increases and incremental RGUs was more than fully offset by elevated promotional activity and by higher operating expenses including increased programming costs and higher planned marketing investments.

•	As compared to the third quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was $27 million or 6.7% lower as the impact of increased Internet RGUs and rate increases in Internet, cable Video and phone were more than fully offset by programming costs and higher planned marketing investments.

Business Network Services

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue	141	132	6.8	554	515	7.6
Operating income before restructuring costs and amortization (1)	72	67	7.5	281	252	11.5

Operating margin (1)	51.1%	50.8%	0.3pts	50.7%	48.9%	1.8pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

Revenue highlights include:

•

Revenue of $141 million for the quarter was up $9 million or 6.8% over the comparable period. The core business, excluding satellite services, increased 8.7% in the current quarter due to both continued growth in our customer base and additional services with our existing customers.

Shaw Communications Inc.

Growth in small and medium size business was driven primarily by the continued success selling the Smart suite of products, specifically Smart WiFi and Smart Voice.

•	As compared to the third quarter of fiscal 2017, revenue was up $3 million reflecting continued organic customer growth and rate adjustments that came into effect in August 2017.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization of $72 million for the quarter improved by $5 million or 7.5% over the comparable period. The improvements were primarily driven by customer growth and continued migration from legacy products to higher margin Smart suite products.

•	As compared to the third quarter of fiscal 2017, operating income before restructuring costs and amortization for the quarter increased by $3 million primarily driven by organic growth, rate adjustments and lower employee related costs.

Wireless

	Three months ended August 31,				Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %		2017	2016	Change %
Revenue	172	148	16.2		605	280	>100.0
Operating income before restructuring costs and amortization (1)	33	29	13.8		133	59	>100.0

Operating margin (1)	19.2%	19.6%	(0.4pts	)	22.0%	21.1%	0.9pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division added 41,014 RGUs in the quarter as compared to 39,800 RGUs gained in the fourth quarter of fiscal 2016. The continued trend of robust RGU growth was driven by an expanded handset lineup, simplified packaging and pricing on the new LTE-Advanced network, and targeted seasonal promotional activity

Revenue highlights include:

•	Revenue of $172 million for the quarter was up $24 million or 16.2% over the comparable period. The increase in revenue was driven primarily by year-over-year growth in both handset and service revenue. Service revenue grew as a result of increased postpaid and prepaid RGUs, and improved ARPU of $37.66 as compared to $37.40 in the fourth quarter of fiscal 2016.

•	As compared to the third quarter of fiscal 2017, revenue for the quarter increased by $18 million or 11.7% over the third quarter of fiscal 2017, the result of added RGUs and improved ARPU on higher rate plan mix as compared to $37.10 ARPU in the prior quarter.

Shaw Communications Inc.

Operating income before restructuring costs and amortization highlights include:

•	Operating income before restructuring costs and amortization of $33 million for the quarter improved by $4 million or 13.8% over the fourth quarter of fiscal 2016. The improvements were driven primarily by increased revenue offset partially by an increase in marketing, network, cell site rent and other commercial costs associated with onboarding new subscribers in the period.

•	As compared to the third quarter of fiscal 2017, operating income before restructuring costs and amortization decreased by $9 million or 21.4% due to an increase in expenses including advertising and commercial costs, and third party commissions.

Capital expenditures and equipment costs

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Consumer and Business Network Services
New housing development	24	26	(7.7)	98	105	(6.7)
Success based	89	75	18.7	308	278	10.8
Upgrades and enhancements	157	125	25.6	432	411	5.1
Replacement	12	13	(7.7)	31	43	(27.9)
Building and other	37	28	32.1	101	91	11.0

Total as per Note 4 to the unaudited interim consolidated financial statements	319	267	19.5	970	928	4.5

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	79	70	12.9	255	121	110.7

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	398	337	18.1	1,225	1,049	16.8

Fourth quarter capital investment was $398 million, a $61 million or 18.1% increase over the comparable period, driven by an incremental $22 million in network infrastructure and broadband capacity expansion expenditures, $14 million in success based customer equipment, $9 million in growth and upgrade equipment related to residential and business customer acquisition and $9 million in the Wireless division’s LTE-Advanced network expansion.

Consumer and Business Network Services highlights include:

•	Success based capital for the quarter of $89 million was $14 million higher than in the fourth quarter of fiscal 2016. The increase was driven by purchases and deployment of advanced Internet Wi-Fi modems, partially offset by a reduction in Video equipment unit costs.

•	For the quarter, investment in the combined upgrades and enhancement, and replacement categories was $169 million, a $31 million or 22% increase over the prior year driven by higher planned spend on network upgrades in support of enhanced broadband capacity and DOCSIS 3.1 infrastructure.

•	Buildings and other increased $9 million over the comparable quarter driven by continued investment in customer service automation and hardware upgrades.

Wireless highlights include:

•	Capital investment of $255 million for the year and $79 million in the fourth quarter related primarily to investment for the continued improvement in network infrastructure, specifically the completion of the LTE-Advanced network rollout.

Shaw Communications Inc.

Discontinued operations

ViaWest, Inc.

On August 1, 2017, Shaw sold 100% of its wholly owned subsidiary ViaWest, Inc to an external party for net cash proceeds of $1.90 billion (US$1.53 billion net of transaction costs and other closing adjustments). Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment relating to ViaWest are presented as discontinued operations separate from the Company’s continuing operations. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Business Network Services segment.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Revenue	61	86	336	334
Eliminations(1)	—	—	(2)	(2)

	61	86	334	332

Operating, general and administrative expenses
Employee salaries and benefits	13	22	80	84
Purchases of goods and services	22	31	124	123

	35	53	204	207
Eliminations(1)	—	—	(2)	(2)

	35	53	202	205
Amortization	5	30	103	121
Interest on long-term debt	6	8	32	33
Amortization of transaction costs	11	1	12	2
Other losses	—	1	—	5

Income (loss) from discontinued operations before tax and gain on divestiture	4	(7)	(15)	(34)
Income taxes	2	(4)	(6)	(11)

Income (loss) from discontinued operations, net of tax, before gain on divestiture	2	(3)	(9)	(23)

Gain on Divestiture, net of tax	330	—	330	—

Income (loss) from Discontinued Operations, Net of Tax	332	(3)	321	(23)

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

Shaw Tracking

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business are classified in the consolidated statement of financial position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities is expected to be completed within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017, subsequent to year end.

Shaw Communications Inc.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Revenue	8	8	33	33

Operating, general and administrative expenses
Employee salaries and benefits	2	2	7	7
Purchases of goods and services	4	4	18	17

	6	6	25	24
Restructuring	3	—	3	—
Amortization	(1)	—	(2)	(3)
Impairment of goodwill/disposal group	—	—	32	17

Income (loss) from discontinued operations before tax	—	2	(25)	(5)
Income taxes	—	—	2	3

Income (loss) from discontinued operations, net of tax	—	2	(27)	(8)

Shaw Media

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus, a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations.

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Revenue	—	—	—	610
Eliminations (1)	—	—	—	(46)

	—	—	—	564

Operating, general and administrative expenses
Employee salaries and benefits	—	—	—	109
Purchases of goods and services	—	—	—	272

	—	—	—	381
Eliminations (1)	—	—	—	(46)

	—	—	—	335
Amortization	—	—	—	11
Accretion of long-term liabilities and provisions	—	—	—	2
Other losses	—	—	—	—

Income from discontinued operations before tax and gain on divestiture	—		—	216
Income taxes	—	—	—	57

Income (loss) from discontinued operations, net of tax	—	—	—	159

Gain on Divesture	—	10	—	672
Income taxes or gain	—	—	—	47

Income (loss) from discontinued operations, net of tax	—	10	—	784

(2)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2017
Fourth	1,244	479	149	481	481	0.30	0.97
Third	1,216	511	164	133	133	0.33	0.27
Second	1,206	503	150	147	147	0.30	0.30
First	1,216	504	94	90	90	0.19	0.18
2016
Fourth	1,212	514	145	154	154	0.29	0.31
Third	1,189	519	78	700	704	0.15	1.45
Second	1,055	466	120	156	164	0.24	0.32
First	1,062	479	144	210	218	0.30	0.43

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests

In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower current quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. See “Other income and expense items” for further detail on non-operating items.

In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to current quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

In the second quarter of fiscal 2017, net income increased $57 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. Net other costs and revenue changed primarily due to a provision of $107 million recorded in the prior quarter relating to shomi operations partially offset by a $17 million decrease in income from an equity accounted associate in the quarter.

In the first quarter of fiscal 2017, net income decreased $64 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by lower income taxes. Net other costs and revenue changed primarily due to a $107 million impairment of the Company’s joint venture investment in shomi and a $27 million increase in income from an equity accounted associate in the quarter.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations, net of tax, relating primarily to the

Shaw Communications Inc.

gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue changed primarily due to non-recurring charges recorded in the third quarter, including a $54 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate

Net income for the third quarter of fiscal 2016 increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue changed primarily due to a $54 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 million loss from an equity accounted associate.

In the second quarter of fiscal 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations, net of tax, of $30 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenue of $13 million. Net other costs and revenue changed primarily due to an additional $8 million of costs recorded in the quarter related to the acquisition of Freedom Mobile (formerly, WIND Mobile).

In the first quarter of fiscal 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $47 million and a decrease in income taxes of $50 million. Net other costs and revenue changed primarily due to a fourth quarter fiscal 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture interest in shomi of $5 million in the first quarter of fiscal 2016.

Other income and expense items

Amortization

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Amortization revenue (expense)
Deferred equipment revenue	9	11	(18.1)	38	52	(26.9)
Deferred equipment costs	(30)	(32)	(6.3)	(122)	(139)	(12.2)
Property, plant and equipment, intangibles and other	(226)	(203)	11.3	(860)	(753)	14.2

Amortization of property, plant and equipment, intangibles and other increased 11.3% and 14.2% for the three and twelve months ended August 31, 2017, respectively, over the comparable periods due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the periods, and only six months of the Wireless division’s amortization included in the prior year subsequent to the acquisition of Freedom Mobile (formerly WIND Mobile) on March 1, 2016.

Shaw Communications Inc.

Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Amortization of financing costs – long-term debt	1	1	0.0	2	3	(33.3)
Interest expense	63	64	1.56	258	268	(3.7)

Interest expense for the three and twelve month periods ended August 31, 2017 was lower than the comparable periods due to lower average outstanding debt balances in the current year.

Equity income (loss) of an associate or joint venture

For the three and twelve month periods ended August 31, 2017 the Company recorded equity income of $11 million and $73 million, respectively, related to its interest in Corus, compared to equity losses of $nil million and $10 million for the comparable periods. In the comparable periods, the Company also recorded equity losses of $nil million and $51 million, respectively, related to its interest in shomi.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. For the twelve months ended August 31, 2017, the category also includes a net $82 million provision in respect of the Company’s investment in shomi which announced a wind down of operations during the first quarter. In the comparable year, the category includes a write-down of $54 million in respect of the Company’s investment in shomi, a write-down of $20 million in respect of a private portfolio investment and asset write-downs of $16 million.

Income taxes

Income taxes are slightly higher in the current year mainly due to an increase in net income from continuing operations and the impact of other adjustments.

Financial position

Total assets were $14.4 billion at August 31, 2017. The following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2016.

Current assets increased $242 million due to increases in cash of $102 million, accounts receivable of $18 million, inventories of $44 million, other current assets of $17 million and assets held for sale of $61 million. Cash increased as the cash outlay for financing activities was exceeded by the funds provided by operations and investing activities mainly relating to the ViaWest disposition. Inventories increased due to the acquisition of additional customer equipment to support the newly-launched BlueSky TV service. Other current assets increased due to the timing of payments related to prepaid expenses. Assets held for sale include the assets of the Shaw Tracking business which was completed subsequent to year end, on September 15, 2017.

Investments and other assets increased $84 million primarily due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment decreased $263 million due to the disposition of $491 million of ViaWest assets partially offset by capital investment in excess of amortization. Intangibles and goodwill decreased $1.1 billion

Shaw Communications Inc.

due to the disposition of ViaWest assets of $1.4 billion and Shaw Tracking goodwill of $24 million reclassified as held for sale partially offset by spectrum additions of $430 million and net software intangible additions.

Current liabilities decreased $427 million during the year due to decreases in current portion of long-term debt of $410 million, accounts payable and accrued liabilities of $31 million and income taxes payable of $34 million, partially offset by increases of $13 million in current provisions and $39 million in liabilities held for sale. Current portion of long-term debt decreased due to the repayment of $400 million 5.7% senior note at maturity on March 2, 2017. Accounts payable and accruals decreased mainly due to the disposition of ViaWest partially offset by the timing of payment and fluctuations in various payables including capital expenditures and interest. Income taxes payable decreased due to tax installment payments, partially offset by the current period provision. Current provisions increased primarily due to unpaid amounts relating to network fees and higher asset retirement obligations.

Long-term debt decreased $902 million primarily due to the repayment of USD $846 million in bank loans related to the sale of ViaWest and the disposition of ViaWest partially offset by the issuance of $300 million fixed rate senior notes at a rate of 3.80% due March 1, 2027. The $300 million proceeds from the issuance of the fixed rate senior notes, together with cash on hand, was used to repay the $400 million senior note due on March 2, 2017.

Shareholders’ equity increased $456 million primarily due to an increase in share capital of $291 million and an increase in retained earnings of $256 million partially offset by an increase in accumulated other comprehensive loss of $79 million. Share capital increased due to the issuance of 10,523,349 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”).

As at October 13, 2017, share capital is as reported at August 31, 2017 with the exception of the issuance of a total of 509,450 Class B Non-Voting Shares upon exercise of options under the Company’s stock option plan. Retained earnings decreased due to dividends of $397 million, partially offset by current year earnings of $851 million. Accumulated other comprehensive loss increased due to the net effect of reclassifying the accumulated exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations to net income due to the sale of ViaWest as well as re-measurements recorded on employee benefit plans partially offset by the Company’s share of other comprehensive income of associates.

Liquidity and capital resources

In the twelve-month period ended August 31, 2017, the Company generated $438 million of free cash flow, including $7 million of free cash flow from discontinued operations. Shaw used its free cash flow along with $1.9 billion net proceeds on the sale of ViaWest, $300 million proceeds from a senior note issuance, borrowings of $350 million under its credit facilities, borrowings of $40 million under ViaWest’s credit facility and proceeds on issuance of Class B Non-Voting Shares of $77 million to repay at maturity $400 million 5.7% senior notes, repay $824 million borrowings under its credit facilities, repay $588 million borrowings under ViaWest’s credit facilities, fund the net working capital change of $160 million, pay common share dividends of $385 million, make $180 million in financial investments, purchase $430 million in spectrum licences, and pay $54 million in restructuring costs.

As at August 31, 2017, the Company had $507 million of cash on hand and its $1.5 billion fully undrawn bank credit facility. On December 15, 2016, the Company amended the terms of this bank credit facility to extend the maturity date from December 2019 to December 2021. The facility is used for working capital and general corporate purposes.

Shaw Communications Inc.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $198 million during the twelve months ending August 31, 2017. On December 16, 2016, the Company amended its DRIP to permit eligible shareholders who are residents of the United States to enroll their Class A Participating Shares and Class B Non-voting Participating Shares in the DRIP. Prior to this amendment, the DRIP was only available to eligible shareholders who were residents of Canada.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	< 5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	> 2.00:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

At August 31, 2017, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow from Operations

Operating Activities

	Three months ended August 31,			Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Funds flow from operations	382	345	10.7	1,530	1,388	10.2
Net change in non-cash balances related to operations	(39)	85	(>100.0)	(110)	53	(>100.0)
Operating activities of discontinued operations	13	39	(66.7)	82	222	(63.1)

	356	469	(24.1)	1,502	1,663	(9.7)

For the three months ended August 31, 2017, funds flow from operating activities decreased over the comparable periods primarily due to a lower net change in non-cash balances related to operations, lower operating income of discontinued operations, and lower operating income before restructuring costs and amortization partially offset by lower income tax expense, lower write-downs of assets and investments and higher other revenue. For the twelve months ended August 31, 2017, funds flow from operating activities decreased over the comparable periods primarily due to a lower net change in non-cash balances related to operations, higher restructuring costs in the current year, higher income tax expense and lower operating income of discontinued operations partially offset by higher operating income before restructuring costs and amortization, higher equity income on investees and lower business acquisition costs. For the twelve month period, funds flow from operations also included the impact of lower pension funding during the current year. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in accounts receivable and

Shaw Communications Inc.

other current asset balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended August 31,			Twelve ended August 31,
(millions of Canadian dollars)	2017	2016	Decrease	2017	2016	Decrease
Cash flow used in investing activities	1,089	(316)	1,405	49	(1,227)	1,276

The cash used in investing activities decreased over the comparable periods due primarily to the $1.9 billion in proceeds received on the sale of ViaWest partially offset by the $245 million net impact of the acquisition of Freedom Mobile (formerly, WIND Mobile) and sale of Media in the prior year, the purchase of $430 million in spectrum licences in the current year and higher cash outlays for inventory and capital expenditures in the current year. The twelve-month period also includes the $223 million acquisition of INetU in the prior year which was included as part of the sale of ViaWest in the current year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Bank loans – net borrowings (repayments)	(475)	—	(475)	67
Repay 5.70% Senior unsecured notes	—	—	(400)	—
Issuance of 3.80% Senior unsecured notes	—	—	300	—
Repay CDN variable rate Senior notes	—	—	—	(300)
Issuance of 3.15% Senior unsecured notes	—	—	—	300
Repay 6.15% Senior unsecured notes	—	—	—	(300)
Senior notes issuance cost	—	—	(2)	(2)
Freedom Mobile finance lease obligations	—	(1)	(2)	(1)
Bank facility arrangement costs	—	—	(2)	(6)
Dividends	(100)	(97)	(393)	(393)
Issuance of Class B Non-Voting Shares	40	16	77	38
Financing activities of discontinued operations	(578)	10	(551)	168

	(1,113)	(72)	(1,448)	(429)

Accounting standards

The MD&A included in the Company’s August 31, 2016 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to

Shaw Communications Inc.

customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during fiscal 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018, and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•	IFRIC 23, Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

Shaw Communications Inc.

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts:

	As at August 31,
(millions of Canadian dollars)	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity—Common and preferred shareholders

Related Party Transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2016 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016. There has been no material change in the Company’s transactions with related parties between August 31, 2016 and August 31, 2017.

Financial Instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2016 and August 31, 2017. See “Known Events, Trends and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2016 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016.

Risks and Uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2016 Annual Report under “Known Events, Trends, Risks and Uncertainties” in Management’s Discussion and Analysis.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	August 31, 2017	August 31, 2016	September 1, 2015
		(restated, note 2)	(restated, note 2)
ASSETS
Current
Cash	507	405	398
Accounts receivable	286	268	468
Inventories	109	65	60
Other current assets	155	138	78
Assets held for sale [note 3]	61	—	5

	1,118	876	1,009
Investments and other assets [notes 12 and 13]	937	853	97
Property, plant and equipment	4,344	4,607	4,220
Other long-term assets	255	275	259
Deferred income tax assets	4	6	14
Intangibles [note 14]	7,435	7,450	7,459
Goodwill	280	1,315	1,688

	14,373	15,382	14,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	913	944	887
Provisions	46	33	52
Income taxes payable	181	215	195
Unearned revenue	211	215	196
Current portion of long-term debt [notes 7 and 12]	2	412	608
Liabilities held for sale [note 3]	39	—	—

	1,392	1,819	1,938
Long-term debt [notes 7 and 12]	4,298	5,200	5,061
Other long-term liabilities	114	135	186
Provisions	67	53	10
Deferred credits	490	563	588
Deferred income tax liabilities	1,858	1,914	1,914

	8,219	9,684	9,697
Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	6,153	5,697	4,812
Non-controlling interests in subsidiaries	1	1	237

	6,154	5,698	5,049

	14,373	15,382	14,746

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Revenue [note 4]	1,244	1,212	4,882	4,518
Operating, general and administrative expenses [note 6]	(765)	(698)	(2,885)	(2,540)
Restructuring costs [notes 6 and 15]	—	(1)	(54)	(23)
Amortization:
Deferred equipment revenue	9	11	38	52
Deferred equipment costs	(30)	(32)	(122)	(139)
Property, plant and equipment, intangibles and other	(226)	(203)	(860)	(753)

Operating income from continuing operations	232	289	999	1,115
Amortization of financing costs – long-term debt	(1)	(1)	(2)	(3)
Interest expense	(63)	(64)	(258)	(268)
Business acquisition costs	—	—	—	(21)
Equity income (loss) of an associate or joint venture	11	—	73	(61)
Other gains (losses) [note 16]	26	(18)	(65)	(97)

Income from continuing operations before income taxes	205	206	747	665
Current income tax expense [note 4]	36	81	151	243
Deferred income tax expense (recovery)	20	(20)	39	(65)

Net income from continuing operations	149	145	557	487
Income from discontinued operations, net of tax [note 3]	332	9	294	753

Net income	481	154	851	1,240

Net income from continuing operations attributable to:
Equity shareholders	149	145	557	487

Income (loss) from discontinued operations attributable to:
Equity shareholders	332	9	294	733
Non-controlling interests in subsidiaries held for sale	—	—	—	20

	332	9	294	753

Basic earnings per share [note 9]
Continuing operations	0.30	0.29	1.12	0.99

Discontinued operations	0.67	0.02	0.60	1.52

	0.97	0.31	1.72	2.51
Diluted earnings per share [note 9]
Continuing operations	0.30	0.29	1.11	0.99
Discontinued operations	0.66	0.02	0.60	1.52

	0.96	0.31	1.71	2.51

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Net income	481	154	851	1,240
Other comprehensive income (loss) [note 10]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(9)	—	(7)	1
Adjustment for hedged items recognized in the period	—	—	(2)	—
Reclassification of loss on available for sale investment to income	—	4	—	4
Share of other comprehensive income (loss) of associates	6	(4)	13	(5)
Discontinued operations:
Exchange differences on translation of a foreign operation	(78)	1	(50)	(7)
Exchange differences on translation of US denominated debt hedging a foreign operation	36	—	24	4
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	—	(82)	—

	(127)	1	(104)	(3)
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	25	(19)	25	(36)
Discontinued operations	—	(10)	—	(8)

	(102)	(28)	(79)	(47)

Comprehensive income	379	126	772	1,193

Comprehensive income attributable to:
Equity shareholders	379	126	772	1,173
Non-controlling interests in subsidiaries	—	—	—	20

	379	126	772	1,193

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Year ended August 31, 2017

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	851	—	851	—	851
Other comprehensive loss	—	—	—	(79)	(79)	—	(79)

Comprehensive income	—	—	851	(79)	772	—	772
Dividends	—	—	(397)	—	(397)	—	(397)
Dividend reinvestment plan	198	—	(198)	—	—	—	—
Shares issued under stock option plan	93	(15)	—	—	78	—	78
Share-based compensation	—	3	—	—	3	—	3

Balance as at August 31, 2017	4,090	30	2,164	(131)	6,153	1	6,154

Year ended August 31, 2016

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,286	(19)	4,812	237	5,049
Net income	—	—	1,220	—	1,220	20	1,240
Other comprehensive loss	—	—	—	(47)	(47)	—	(47)

Comprehensive income	—	—	1,220	(47)	1,173	20	1,193
Dividends	—	—	(396)	—	(396)	—	(396)
Dividend reinvestment plan	188	—	(188)	—	—	—	—
Shares issued under stock option plan	43	(6)	—	—	37	—	37
Share-based compensation	—	3	—	—	3	—	3
Business acquisition	68	—	—	—	68	—	68
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(12)	(12)
Derecognition/transfer on sale of discontinued operations	—	—	(14)	14	—	(244)	(244)

Balance as at August 31, 2016	3,799	42	1,908	(52)	5,697	1	5,698

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended August 31,		Year ended August 31,
(millions of Canadian dollars)	2017	2016	2017	2016
OPERATING ACTIVITIES
Funds flow from continuing operations [note 11]	382	345	1,530	1,388
Net change in non-cash balances related to continuing operations	(39)	85	(110)	53
Operating activities of discontinued operations	13	39	82	222

	356	469	1,502	1,663

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(263)	(218)	(999)	(863)
Additions to equipment costs (net) [note 4]	(15)	(20)	(73)	(83)
Additions to other intangibles [note 4]	(39)	(33)	(111)	(108)
Net (additions) reductions to inventories	(19)	13	(48)	19
Business acquisitions, net of cash acquired	—	—	—	(1,553)
Proceeds on sale of discontinued operations, net of cash sold	1,905	—	1,905	1,798
Purchase of spectrum licences	(430)	—	(430)	—
Net additions to investments and other assets	(42)	(15)	(92)	(71)
Distributions received and proceeds from sale of investments	6	4	6	6
Proceeds on disposal of property, plant and equipment	—	—	—	6
Investing activities of discontinued operations	(14)	(47)	(109)	(378)

	1,089	(316)	49	(1,227)

FINANCING ACTIVITIES
Increase in long-term debt [note 7]	933	—	1,233	1,717
Debt repayments [note 7]	(1,408)	(1)	(1,810)	(1,951)
Bank facility arrangement costs	—	—	(4)	(8)
Issue of Class B Non-Voting Shares [note 8]	40	16	77	38
Dividends paid on Class A Shares and Class B Non-Voting Shares	(98)	(94)	(385)	(380)
Dividends paid on Preferred Shares	(2)	(3)	(8)	(13)
Financing activities of discontinued operations	(578)	10	(551)	168

	(1,113)	(72)	(1,448)	(429)

Effect of currency translation on cash balances	—	—	(1)	—

Increase (decrease) in cash	332	81	102	7
Cash, beginning of the period	175	324	405	398

Cash of continuing operations, end of the period	507	405	507	405

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications and Satellite Video services to residential customers (“Consumer”); data networking, Cable telecommunications, and Satellite Video services to businesses and public sector entities (“Business Network Services”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and twelve months ended August 31, 2017 were authorized for issue by the Board of Directors on October 25, 2017.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2016 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2016.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during 2017, with ongoing development of the required accounting policies, significant judgments and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018, and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•	IFRIC 23, Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts	As at August 31,	As at September 1,
	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity - Common and preferred shareholders

3.	DISCONTINUED OPERATIONS

ViaWest

In the fourth quarter of fiscal 2017, the Company announced it had entered into an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. (“ViaWest”) for proceeds of approximately USD $1.68 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has also been reclassified to present the Business Infrastructure Services division of the Company as a discontinued operation.

The transaction closed on August 1, 2017, but remains subject to customary closing adjustments. The Company recognized a gain on the divestiture within income from discontinued operations as follows:

August 31, 2017
Proceeds on disposal, net of transaction costs of $14	1,905
Reclassification of accumulated exchange differences from other comprehensive income related to the sale of a foreign operation	82
Net assets disposed	(1,625)

362
Income taxes	32

Gain on divestiture, net of tax	330

In connection with the sale, the Company repaid ViaWest debt of approximately USD $466 and amounts outstanding under the Company’s bank credit facility of USD $380.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

The assets and liabilities disposed of were as follows:

$
Cash	10
Accounts receivable	19
Other current assets	11
Property, plant and equipment	491
Other long-term assets	17
Intangibles	443
Goodwill	934

1,925

Accounts payable and accrued liabilities	32
Unearned revenue	5
Long-term debt	139
Other long-term liabilities	20
Deferred credits	15
Deferred income tax liabilities	89

1,625

A reconciliation of the major classes of line items related to ViaWest constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Revenue	61	86	336	334
Eliminations(1)	—	—	(2)	(2)

	61	86	334	332

Operating, general and administrative expenses
Employee salaries and benefits	13	22	80	84
Purchases of goods and services(2)	22	31	124	123

	35	53	204	207
Eliminations(1)	—	—	(2)	(2)

	35	53	202	205
Amortization(2)	5	30	103	121
Interest on long-term debt	6	8	32	33
Amortization of transaction costs	11	1	12	2
Other losses	—	1	—	5

Income (loss) from discontinued operations before tax and gain on divestiture	4	(7)	(15)	(34)
Income taxes	2	(4)	(6)	(11)

Income (loss) from discontinued operations, net of tax, before gain on divestiture	2	(3)	(9)	(23)

Gain on Divestiture, net of tax	330	—	330	—

Income (loss) from Discontinued Operations, Net of Tax	332	(3)	321	(23)

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.
(2)	As of the date ViaWest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and twelve month periods ended August 31, 2017 amounted to $16.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment, for proceeds of approximately USD $20, net of working capital adjustments. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business were reclassified in the consolidated balance sheet at August 31, 2017 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017, subsequent to year end, but remains subject to customary closing adjustments.

In connection with the reclassification of assets and liabilities of the Shaw Tracking business as held for sale, the Company reviewed the carrying value of the resulting disposal group and determined it exceeded its fair value less cost to sell at May 31, 2017. Accordingly, an impairment charge of $32 was recorded in the third quarter.

The following table summarizes the carrying value of the major classes of assets and liabilities of the disposal group which were classified as held for sale as at August 31, 2017:

August 31, 2017
Accounts receivable	6
Inventories	6
Other current assets	1
Other long-term assets	24
Goodwill	24

Total assets of the discontinued operations classified as held for sale	61

Accounts payable and accrued liabilities	9
Deferred credits	32
Deferred income tax liabilities	(2)

Total liabilities of the discontinued operations classified as held for sale	39

A reconciliation of the major classes of line items related to Shaw Tracking constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Revenue	8	8	33	33

Operating, general and administrative expenses
Employee salaries and benefits	2	2	7	7
Purchases of goods and services	4	4	18	17

	6	6	25	24
Restructuring	3	—	3	—
Amortization	(1)	—	(2)	(3)
Impairment of goodwill/disposal group	—	—	32	17

Income (loss) from discontinued operations before tax	—	2	(25)	(5)
Income taxes	—	—	2	3

Income (loss) from discontinued operations, net of tax	—	2	(27)	(8)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Shaw Media

In the second quarter of fiscal 2016, the Company announced it had entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares. The transaction closed on April 1, 2016.

Although, through holding of the shares in Corus, the Company effectively retains an indirect, non-controlling interest in the former Media division subsequent to the sale, the Company no longer has control over the division. Accordingly, the operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations.

A reconciliation of the major classes of line items related to Shaw Media constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Revenue	—	—	—	610
Eliminations(1)	—	—	—	(46)

	—	—	—	564

Operating, general and administrative expenses
Employee salaries and benefits	—	—	—	109
Purchases of goods and services(2)	—	—	—	272

	—	—	—	381
Eliminations(1)	—	—	—	(46)

	—	—	—	335
Amortization(2)	—	—	—	11
Accretion of long-term liabilities and provisions	—	—	—	2

Income from discontinued operations before tax and gain on divestiture	—	—	—	216
Income taxes	—	—	—	57

Income from discontinued operations, net of tax, before gain on divestiture	—	—	—	159

Gain on Divestiture, net of tax	—	10	—	625

Income from Discontinued Operations, Net of Tax	—	10	—	784

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale in the prior year, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and twelve month periods ended August 31, 2016 amounted to $nil and $35 for program rights and $nil and $6 for property, plant and equipment, intangibles and other.

4.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, and Satellite Video to Canadian consumers. The Business Network Services segment provides data networking, Video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services to North American businesses and public sector entities. The Wireless segment, formed by the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016, provides wireless services for voice and data communications serving

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

customers in Ontario, British Columbia and Alberta. The previously reported Business Infrastructure Services segment was comprised primarily of the ViaWest operations and as a result, the majority of this segment is now reported in discontinued operations. The remaining operations and their results are now included within the Business Network Services segment. All of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Revenue
Consumer	937	938	3,747	3,752
Business Network Services	141	132	554	515
Wireless	172	148	605	280

	1,250	1,218	4,906	4,547
Intersegment eliminations	(6)	(6)	(24)	(29)

	1,244	1,212	4,882	4,518

Operating income before restructuring costs and amortization
Consumer	374	418	1,583	1,667
Business Network Services	72	67	281	252
Wireless	33	29	133	59

	479	514	1,997	1,978
Restructuring costs	—	(1)	(54)	(23)
Amortization	(247)	(224)	(944)	(840)

Operating income	232	289	999	1,115

Current taxes
Operating	44	77	183	263
Other/non-operating	(8)	4	(32)	(20)

	36	81	151	243

Capital expenditures

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Capital expenditures accrual basis
Consumer and Business Network Services	302	246	890	839
Wireless	79	70	255	121

	381	316	1,145	960

Equipment costs (net of revenue)
Consumer and Business Network Services	17	21	80	89

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	319	267	970	928
Wireless	79	70	255	121

	398	337	1,225	1,049

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	263	218	999	863
Additions to equipment costs (net)	15	20	73	83
Additions to other intangibles	39	33	111	108

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	317	271	1,183	1,054
Increase/decrease in working capital and other liabilities related to capital expenditures	79	65	35	(5)
Decrease in customer equipment financing receivables	2	1	7	6
Less: Proceeds on disposal of property, plant and equipment	—	—	—	(6)

Total capital expenditures and equipment costs (net) reported by segments	398	337	1,225	1,049

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

5. PROVISIONS

In September 2016, shomi, a joint venture of the Company and Rogers Communications Inc., announced the decision to wind down its operations with service ending on November 30, 2016. The Company recorded a provision of $107 in the first quarter relating to the wind down of the investment. For the three and twelve months ended August 31, 2017, the Company recorded reversals of $10 and $25, and made payments of $32 and $82, respectively. The balance of this provision was $nil as at August 31, 2017.

6. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Employee salaries and benefits	202	198	859	776
Purchase of goods and services	563	501	2,080	1,787

	765	699	2,939	2,563

7. LONG-TERM DEBT

	August 31, 2017			August 31, 2016
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Bank loans (1)	—	—	—	498	—	498
Cdn fixed rate senior notes-
5.70% due March 2, 2017	—	—	—	400	—	400
5.65% due October 1, 2019	1,247	3	1,250	1,246	4	1,250
5.50% due December 7, 2020	498	2	500	498	2	500
3.15% due February 19, 2021	298	2	300	298	2	300
4.35% due January 31, 2024	498	2	500	497	3	500
3.80% due March 1, 2027	298	2	300	—	—	—
6.75% due November 9, 2039	1,419	31	1,450	1,418	32	1,450

	4,258	42	4,300	4,855	43	4,898
Other
ViaWest – credit facility	—	—	—	682	13	695
ViaWest – other	—	—	—	31	—	31
Freedom Mobile—other	2	—	2	4	—	4
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	4,300	42	4,342	5,612	56	5,668
Less current portion (2)	2	—	2	412	—	412

	4,298	42	4,340	5,200	56	5,256

(1)	Bank loans include borrowings of USD $nil at August 31, 2017 (August 31, 2016 – USD $380).
(2)	Current portion of long-term debt includes amounts due within one year in respect of Freedom Mobile’s finance lease obligations.

In December 2016, the Company amended the terms of its bank credit facility to extend the maturity date from December 2019 to December 2021.

On February 28, 2017, the Company issued $300 senior notes at a rate of 3.80% due March 1, 2027, and on March 2, 2017 the Company repaid $400 5.70% senior notes at their maturity.

On July 21, the Company drew $350 from their credit facility in order to fund the purchase of spectrum licences. This amount was repaid on August 1, 2017.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

On August 1, 2017, the Company repaid the USD $380 LIBOR bank loans and the USD $466 ViaWest credit facility in connection with the sale of ViaWest. A loan of USD $466 under the Company’s credit facility was also borrowed and repaid on August 1, 2017 in order to facilitate the transaction.

8. SHARE CAPITAL

Changes in share capital during the year ended August 31, 2017 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2016	22,420,064	2	463,827,512	3,504	10,012,393	245	1,987,607	48

Issued upon stock option plan exercises	—	—	3,256,981	93	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	7,266,368	198	—	—	—	—

August 31, 2017	22,420,064	2	474,350,861	3,795	10,012,393	245	1,987,607	48

9. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	149	145	557	487
Deduct: dividends on Preferred Shares	(2)	(3)	(8)	(13)

Net income attributable to common shareholders from continuing operations	147	142	549	474
Net income from discontinued operations	332	9	294	753
Deduct: net income from discontinued operations attributable to non- controlling interests	—	—	—	(20)

Net income from discontinued operations attributable to common shareholders	332	9	294	733

Net income attributable to common shareholders	479	151	843	1,207

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	495	485	491	480
Effect of dilutive securities (1)	1	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	496	486	492	481

Basic earnings per share ($)
Continuing operations	0.30	0.29	1.12	0.99
Discontinued operations	0.67	0.02	0.60	1.52

Attributable to common shareholders	0.97	0.31	1.72	2.51

Diluted earnings per share ($)
Continuing operations	0.30	0.29	1.11	0.99
Discontinued operations	0.66	0.02	0.60	1.52

Attributable to common shareholders	0.96	0.31	1.71	2.51

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and twelve months ended August 31, 2017, 1,338,170 (2016 – 3,307,269) and 2,138,047 (2016 – 4,876,615) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

10. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(9)	2	(7)
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	13	—	13
Discontinued operations:
Exchange differences on translation of a foreign operation	(50)	—	(50)
Exchange differences on translation of US denominated debt hedging a foreign operation	24	—	24
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	—	(82)

	(107)	3	(104)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	34	(9)	25

	(73)	(6)	(79)

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(12)	3	(9)
Adjustment for hedged items recognized in the period	—	—	—
Share of other comprehensive income of associates	6	—	6
Discontinued operations:
Exchange differences on translation of a foreign operation	(78)	—	(78)
Exchange differences on translation of US denominated debt hedging a foreign operation	36	—	36
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	—	(82)

	(130)	3	(127)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	34	(9)	25

	(96)	(6)	(102)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the year ended August 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Reclassification of loss on available-for-sale investment to income	4		4
Share of other comprehensive income of associates	(5)	—	(5)
Discontinued operations:
Exchange differences on translation of a foreign operation	(7)	—	(7)
Exchange differences on translation of US denominated debt hedging a foreign operation	4	—	4

	(2)	(1)	(3)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(49)	13	(36)
Discontinued operations	(11)	3	(8)

	(62)	15	(47)

Components of other comprehensive income and the related income tax effects for the three months ended August 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flows	—	—	—
Reclassification of loss on available-for-sale investment to income	4	—	4
Share of other comprehensive income of associates	(4)	—	(4)
Discontinued operations:
Exchange differences on translation of a foreign operation	1	—	1
Exchange differences on translation of US denominated debt hedging a foreign operation	—	—	—

	1	—	1
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(26)	7	(19)
Discontinued operations	(13)	3	(10)

	(38)	10	(28)

Accumulated other comprehensive loss is comprised of the following:

	August 31, 2017 $	August 31, 2016 $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(8)	1
Share of other comprehensive income (loss) of associates	8	(5)
Discontinued operations:
Foreign currency translation adjustments	—	108
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(131)	(156)

	(131)	(52)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. STATEMENTS	OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Funds	flow from continuing operations

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Net income from continuing operations	149	145	557	487
Adjustments to reconcile net income to funds flow from operations:
Amortization	248	225	946	843
Deferred income tax expense (recovery)	20	(20)	39	(65)
Share-based compensation	1	1	3	3
Defined benefit pension plans	—	(24)	8	(40)
Accretion of long-term liabilities and provisions	—	(1)	(1)	(1)
Equity loss (income) of an associate or joint venture	(11)	—	(73)	61
Provision (recovery) for investment loss	(10)	—	82	—
Loss on write-down of assets	—	8	—	16
Loss on write-down of investments	—	4	—	74
Other	(15)	7	(31)	10

Funds flow from continuing operations	382	345	1,530	1,388

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Interest paid	47	17	271	273
Income taxes paid (net of refunds)	16	15	220	242
Interest Received	1	1	3	2

(iii) Non-cash	transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	58	49	198	188

12.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	August 31, 2017		August 31, 2016
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Liabilities
Long-term debt (including current portion) (1)	4,300	4,901	5,612	6,252
Contingent liability(2)	—	—	2	2

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(2)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

13.	INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares (the “Corus B Consideration Shares”). The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until September 1, 2017. For the three months and year ended August 31, 2017, the Company received dividends of $23 (2016 - $21) and $88 (2016 - $34)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

from Corus, of which $21 (2016—$21) and $81 (2016—$34) were reinvested in additional Corus Class B shares, respectively. At August 31, 2017, the Company owned 80,630,383 (2016 – 74,135,891) Corus Class B shares having a fair value of $1,109 (2016—$911) and representing 39% (2016 – 38%) of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the three months and year ended August 31, 2017 was 39% (2016 – 37%) and 38% (April 1 to August 31, 2016 – 37%) respectively. As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan.

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

	August 31, 2017	August 31, 2016
Current assets	525	470
Non-current assets	5,543	5,623
Current liabilities	(604)	(532)
Non-current liabilities	(2,864)	(3,085)

Net assets	2,600	2,476
Less: non-controlling interests	(159)	(158)

	2,441	2,318

Carrying amount of the investment	897	817

Summarized statement of earnings of Corus:

	Three months ended August 31,		Year ended August 31,
	2017	2016	2017	2016
Revenue	381	384	1,679	1,171
Net income attributable to:
Shareholders	29	—	192	126
Non-controlling interest	7	8	32	18

	36	8	224	144
Other comprehensive income, attributable to shareholders	14	(11)	33	(15)

Comprehensive income	50	(3)	257	129

Equity income from associates(1)	11	—	73	(10)
Other comprehensive income from equity accounted associates(1)	6	(4)	13	(5)

	17	(4)	86	(15)

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three and twelve months ended August 31, 2017 and for the three and five months ended August 31, 2016.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	INTANGIBLES

In the fourth quarter, the Company acquired 700 MHz and 2500 MHz wireless spectrum licences for $430. The spectrum licences acquired comprise 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario, as well as 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto.

The purchase was funded through a combination of cash on hand and $350 borrowings on the Company’s bank credit facility. The borrowings were repaid with proceeds received on the sale of ViaWest.

15.	RESTRUCTURING COSTS

During 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom Mobile and the divestiture of Shaw Media.

During the current fiscal year, the Company restructured certain operations within the Consumer segment and announced a realignment to integrate certain Consumer/Business Network Services operations and Freedom Mobile. In connection with the restructuring and realignment, the Company recorded $54 primarily related to severance and employee related costs in respect of the approximate 360 affected employees. The majority of the remaining costs are expected to be paid in the current year. The continuity of the restructuring provisions is as follows.

$
Balance as at September 1, 2016	4
Continuing operations:
Additions	54
Payments	(54)
Discontinued operations:
Additions	3

Balance as at August 31, 2017	7

16.	OTHER GAINS/LOSSES

In the current year, other losses include a provision of $82 in respect of the Company’s investment in shomi which announced a wind down of operations during the first quarter. In the prior year, other losses include a write-down of $51 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $6. Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

17.	SUBSEQUENT EVENT

On September 15, 2017 the Company completed the sale of its group of assets comprising the operations of Shaw Tracking to an external party.